EXHIBIT 99.2

                           FORM 3 - MR. DAVID A. NUNN

1,500,000 shares of Common Stock are owned by New Jersey Investments Ltd., a Barbados company that is owned fifty percent (50%) by Asia Equity Ltd. (which is wholly owned by Mr. Nunn). Mr. Nunn exercises shared voting and dispositive power over the shares. Mr. Nunn disclaims beneficial ownership of the shares owned by New Jersey Investments Ltd.